1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated Dec. 11, 2006

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F       x             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No       x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2006/12/11

Chunghwa Telecom Co., Ltd.

By:	/s/ Hank H. C. Wang
Name:	Hank H. C. Wang
Title:	Senior Managing Director Finance Department

Exhibit

Exhibit	Description
1.	Announcement on 2006/11/23: Chunghwa Telecom procured one lot of 3G cell phone, total transaction price about NT$300,000,000

2.	Announcement on 2006/11/27: The Board approved the appointment of Yen-Sung Lee as President of Corporate Business Group

3.	Announcement on 2006/12/08: Chunghwa Telecom announced its revenues of NT$15.2 billion for November 2006

4.	Announcement on 2006/12/08: Nov 2006 sales

EXHIBIT 1

Chunghwa Telecom procured one lot of 3G cell phone, total transaction price about NT$300,000,000

Date of events: 2006/11/23

Contents:

1. Date of occurrence of the event: 2006/11/23

2. Counterparty to the contract: Dopod International Corp.

3. Relationship to the Company: None.

4. Starting and ending dates or rescission date: 2006/11/23~2007/04/30

5. Major content (not applicable where rescinded): Chunghwa Telecom procured one lot of 3G cell phone for commercial resale.

6. Restrictive covenants (not applicable where rescinded): None.

7. Effect on company finances and business (not applicable where rescinded): None.

8. Concrete purpose/objective (not applicable where rescinded): To enhance Chunghwa’s competitiveness in 3G mobile business.

9. Any other matters that need to be specified: None.

EXHIBIT 2

The Board approved the appointment of Yen-Sung Lee as President of Corporate Business Group

Date of events: 2006/11/27

Contents:

1. Date of occurrence of the event: 2006/11/27

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: None

5. Cause of occurrence: The 7th Interim Meeting of the 4th Term Board of Directors approved the appointment of Yen-Sung Lee, Executive VP & President of Telecom Laboratories, to serve concurrently as President of Corporate Business Group

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 3

Chunghwa Telecom announced its revenues of NT$15.2 billion for November 2006

Date of events: 2006/12/08

Contents:

1. Date of occurrence of the event: 2006/12/08

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: NA

5. Cause of occurrence: Chunghwa Telecom’s revenues for November 2006 were NT$15.2 billion. For the first eleven months, the internal figures for accumulative revenues were NT$167.9 billion, accumulative income from operations was NT$54.6 billion, accumulative net income was NT$42.2 billion and EPS was NT$4.35

6. Countermeasures: NA

7. Any other matters that need to be specified: NA

EXHIBIT 4

Chunghwa Telecom

Dec. 08, 2006

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Nov. 2006

1) Sales volume (NT$ Thousand)

Period	Items	2006	2005	Changes	%
Nov.	Invoice amount	17,378,167	17,284,865	93,302	0.54%
Jan - Nov.	Invoice amount	193,216,636	193,104,497	112,139	0.06%
Nov.	Net sales	15,205,238	15,197,733	7,505	0.05%
Jan - Nov.	Net sales	167,936,952	167,437,716	499,236	0.30%

b Trading purpose : None